UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

2015 First Quarter Preliminary Operating Results

On April 28, 2015, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2015. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary operating results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2015	4Q 2014	% Change Increase (Decrease) (Q to Q)	1Q 2014*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,250,370	5,580,537	(5.92%)	4,986,561	5.29%
	Cumulative	5,250,370	21,448,094	—	4,986,561	5.29%
Net operating profit	Specified Quarter	535,893	365,718	46.53%	483,724	10.78%
	Cumulative	535,893	1,959,123	—	483,724	10.78%
Profit before income tax	Specified Quarter	741,719	292,214	153.83%	500,988	48.05%
	Cumulative	741,719	1,901,425	—	500,988	48.05%
Profit for the period	Specified Quarter	613,155	207,020	196.18%	359,234	70.68%
	Cumulative	613,155	1,415,111	—	359,234	70.68%
Profit attributable to shareholders of the parent company	Specified Quarter	604,965	202,975	198.05%	359,234	68.40%
	Cumulative	604,965	1,400,722	—	359,234	68.40%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2015	4Q 2014	% Change Increase (Decrease) (Q to Q)	1Q 2014*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	3,840,230	4,261,038	(9.88%)	3,774,007	1.75%
	Cumulative	3,840,230	16,283,978	—	3,774,007	1.75%
Net operating profit	Specified Quarter	347,249	275,098	26.23%	322,356	7.72%
	Cumulative	347,249	1,376,719	—	322,356	7.72%
Profit before income tax	Specified Quarter	554,601	206,699	168.31%	339,898	63.17%
	Cumulative	554,601	1,360,275	—	339,898	63.17%
Profit for the period	Specified Quarter	476,192	147,979	221.80%	243,941	95.21%
	Cumulative	476,192	1,029,041	—	243,941	95.21%
Profit attributable to shareholders of the parent company	Specified Quarter	476,192	147,979	221.80%	243,941	95.21%
	Cumulative	476,192	1,029,041	—	243,941	95.21%

*	The figures reflect adjustments resulting from retrospective application of a change in accounting policy on income tax
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary operating results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		1Q 2015	4Q 2014	% Change Increase (Decrease) (Q to Q)	1Q 2014	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	742,099	727,303	2.03%	722,306	2.74%
	Cumulative	742,099	2,864,957	—	722,306	2.74%
Net operating profit	Specified Quarter	129,432	77,246	67.56%	124,899	3.63%
	Cumulative	129,432	438,481	—	124,899	3.63%
Profit before income tax	Specified Quarter	128,919	73,492	75.42%	124,189	3.81%
	Cumulative	128,919	433,406	—	124,189	3.81%
Profit for the period	Specified Quarter	98,087	58,240	68.42%	94,439	3.86%
	Cumulative	98,087	332,701	—	94,439	3.86%
Profit attributable to shareholders of the parent company	Specified Quarter	98,087	58,240	68.42%	94,439	3.86%
	Cumulative	98,087	332,701	—	94,439	3.86%

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 28, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President